December 2, 2005

VIA FACSIMILE AND EDGAR

Michael Moran, Branch Chief

Donna Di Silvio

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Safeway Inc.

Form 10-K for the Fiscal Year End January 1, 2005

Forms 10-Q for the Quarterly Periods Ended March 26, 2005 and

June 18, 2005

File No. 1-00041

Dear Ms. Di Silvio and Mr. Moran:

We are responding to the Staff’s comment letter to Safeway Inc. (the “Company”) received by facsimile on November 18, 2005.

The Staff’s comments are set forth below in italics, followed by our response to the comment.

Form 10-K for the Fiscal Year Ended January 1, 2005

Financial Review, page 20

Results of operations, page 20

1.	Please tell us the specific nature of your change in accounting policy for accruing estimated physical inventory losses. Reference is made to APB 20, paragraph 17. Note also Item 601 of Regulation S-K which requires the filing of a letter regarding the change in accounting practice or any change in method of applying such practice. Please advise and revise future filing accordingly.

In response to the Staff’s comment, we advise that our change in accounting policy for accruing estimated physical inventory losses was not a change in accounting principle, pursuant to APB 20, paragraph 17. Accordingly, we were not required to file the letter referenced by Item 601 of Regulation S-K. The change in policy consisted of a correction of an error and a change in accounting estimate, which were combined and described in Management’s Discussion and Analysis. The error accumulated over many years. We determined that the error was not quantitatively or qualitatively material to any prior fiscal year or quarter or to the fourth fiscal quarter of 2003. We will revise the disclosure in Management’s Discussion and Analysis in future filings as follows:

Safeway takes a physical count of perishable inventory in stores every four weeks and nonperishable inventory in stores twice a year on a cycle basis. Distribution centers are counted twice a year on a cycle basis. Safeway historically recorded inventory losses only in the period the physical count was performed. In the fourth quarter of fiscal 2003, Safeway determined that its then current method of accounting for estimated physical inventory losses was not in accordance with GAAP. In order to reflect inventory more accurately on the balance sheet, Safeway began to accrue an estimated physical inventory loss for the period between the last physical inventory count and the quarterly or year-end balance sheet date. Safeway recorded a charge of $48.9 million before tax ($0.07 per diluted share) in the fourth quarter of fiscal 2003 to correct this error. However, most of the adjustment accumulated over many prior years. In addition, in the fourth quarter of fiscal 2003, Safeway revised its physical inventory calculation methodology to reflect more precise data on inventory markdowns from newly installed financial software. Safeway recorded a charge of $22.1 million before tax ($0.03 per diluted share) in the fourth quarter of fiscal 2003 as a result of this change in accounting estimate.

Exhibits 31.1 and 31.2

2.	Please delete the title of the officer from the first sentence of each certification in future filings. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the year ended January 1, 2005 and your Forms 10-Q filed thereafter to date.

In future filings, we will delete the title of the officer from the first sentence of each certification filed pursuant to Item 601(b)(31) of Regulation S-K. The inclusion of the title for our CEO and CFO in our certifications filed with our Form 10-K for the year ended January 1, 2005 and our Form 10-Qs filed thereafter was not intended to limit the capacity in which such individuals provided such certifications.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (925) 467-3142 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David F. Bond
David F. Bond
Senior Vice President, Finance and Control

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